FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F  X      Form 40-F
                                 -----             -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes        No  X
                                  -----     -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement on the supplemental notice of 2004 annual general meeting of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on April 22, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              -----------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     April 22, 2005

                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
   (A Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

              SUPPLEMENTAL Notice of 2004 Annual General Meeting

--------------------------------------------------------------------------------

Attention:

(1) This supplemental notice is issued for the purposes of informing the shareholders of the Company that pursuant to the "Standard Opinions on Shareholders' Meetings of Listed Companies", Huaneng International Power Development Corporation, a shareholder of the Company, has requested to table the resolution number 9 below for shareholders' approval at the 2004 Annual General Meeting. Such resolution will then be considered and examined by shareholders at the 2004 Annual General Meeting.

(2) Revised proxy form ("Revised Proxy Form") is issued to the Company's shareholders accompanying with this supplemental notice. The proxy form previously issued by the Company accompanying with the Notice of 2004 Annual General Meeting on 25th March 2005 (if duly completed) will still be valid unless the Company has received the Revised Proxy Form (if duly completed).
--------------------------------------------------------------------------------

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on Wednesday, 11th May, 2005 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for the conduct of approving the following resolutions:

Ordinary Resolutions:
1. To consider and approve the working report from the Board of Directors of the Company for year 2004.

2. To consider and approve the working report from the Supervisory Committee of the Company for year 2004.

3. To consider and approve the audited financial statements of the Company for year 2004.

4. To consider and approve the profit distribution plan of the Company for year 2004. (Note 1)

5. To consider and approve the proposal regarding the appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditor of the Company and PricewaterhouseCoopers as the Company's international auditor for 2005 with a total remuneration of US$2.01 million.

6.    Proposal regarding the change of the session of Board of Directors:-
      (Note 2)

      6.1   appointment of Mr. Li Xiaopeng as the Company's director.

      6.2   appointment of Mr. Huang Yongda as the Company's director.

      6.3   appointment of Mr. Wang Xiaosong as the Company's director.

      6.4   appointment of Mr. Na Xizhi as the Company's director.

      6.5   appointment of Mr. Huang Long as the Company's director.

      6.6   appointment of Mr. Wu Dawei as the Company's director.

      6.7   appointment of Mr. Shan Qunying as the Company's director.

      6.8   appointment of Mr. Yang Shengming as the Company's director.

      6.9   appointment of Mr. Xu Zujian as the Company's director.

      6.10  appointment of Mr. Liu Shuyuan as the Company's director.

      6.11 appointment of Mr. Qian Zhongwei as the Company's independent director.

      6.12 appointment of Mr. Xia Donglin as the Company's independent director.

      6.13  appointment of Mr. Liu Jipeng as the Company's independent director.

      6.14  appointment of Mr. Wu Yusheng as the Company's independent director.

      6.15  appointment of Mr. Yu Ning as the Company's independent director.

7.    Proposal regarding the change of session of Supervisory Committee:-
      (Note 3)

      7.1   appointment of Mr. Ye Daji as the Company's supervisor.

      7.2   appointment of Mr. Shen Weibing as the Company's supervisor.

      7.3   appointment of Mr. Shen Zongmin as the Company's supervisor.

      7.4   appointment of Ms. Yu Ying as the Company's supervisor.

                              Special Resolution:

8. To consider and approve the proposed amendments to the Articles of Association. (Note 4)

           Resolution Proposed by Shareholders - Special Resolution:

9. To consider and approve that (i) an approval to be given to the Company to issue a short-term debenture of an principal amount up to RMB5 billion within 12 months from the date on which shareholders' approval is obtained; (ii) an unconditional general mandate to be given to the Company's board of directors or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term debenture in accordance with the need of the Company and the market conditions, including the final principal amount of the short-term debenture to be issued within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.


                                                     By Order of the Board
                                                          Huang Long
                                                       Company Secretary

Beijing, the PRC
22nd April, 2005



Notes:

1. Having been audited by PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. and PricewaterhouseCoopers, the Company's net profit for the year ended 31st December 2004 under the PRC GAAP, International Financial Reporting Standards and US GAAP were Rmb5,389,057,047, Rmb5,323,875,726 and Rmb5,740,320,198 respectively. 10% and 7.5% of the net profit for year 2004 of the Company under the PRC GAAP (Rmb5,389,057,047) should be appropriated to the statutory surplus reserve fund and the statutory public welfare fund respectively, amounting to a total of Rmb943,084,984. No appropriation will be made to discretionary surplus reserve fund. According to the Articles of Association of the Company, dividends for distribution by the Company will be based on the lowest of the amounts determined in accordance with the aforesaid standards. The amount of the profit attributable to shareholders for 2004 was Rmb4,380,790,742.

      The Company's proposed dividend distribution plan for the year of 2004 was a cash dividend of Rmb0.25 (tax inclusive) for every share of the Company. It was estimated that the total amount of cash to be paid as dividend was Rmb3,013,845,860.

2.    Biographies of candidates of Directors:-

      Li Xiaopeng Mr. Li, aged 46, graduated from the North China Institute of Electric Power specializing in power plants and power systems and is a senior engineer. He is Chairman and President of Huaneng International Power Development Corporation ("HIPDC"), as well as President of China Huaneng Group. Starting from June 1994, Mr. Li was Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of China Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute.

      Huang Yongda Mr. Huang, aged 48, graduated from China Renmin University, specializing in industrial financial accounting and is a senior accountant. He is the President of the Company and the Vice President of China Huaneng Group. He was the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation and Vice President of HIPDC.

      Wang Xiaosong Mr. Wang, aged 59, graduated from Beijing Institute of Electric Power specializing in thermal power engineering and is a senior engineer. He is Vice President of HIPDC, and Vice President of China Huaneng Group. He was Vice President of the Company and Vice President of HIPDC. Before joining the Company, he had served as Deputy General Manager of Fushun Power Plant, General Manager of Yuanbaoshan Power Plant and Chief of the Labour and Wages Division of Northeast Power Administration.

      Na Xizhi Mr. Na, aged 52, graduated from Wuhan Hydro-electric University, specializing in thermal power with a master degree in engineering and is a senior engineer. He is Vice President of the Company and Deputy Chief Engineer of China Huaneng Group. He has served in China Huaneng Group as Deputy Manager of the Power Generation Department, General Manager of the Operation Department, General Manager of the Power Safety and Production Department.

      Huang Long Mr. Huang, aged 52, graduated with a M.S. degree from North Carolina State University in the U.S. specializing in communications and auto-control and is a senior engineer. He is Vice President of the Company as well as Secretary of the Board of Directors. After joining the Company, he served as Deputy General Manager and General Manager of the International Co-operation Department of the Company.

      Wu Dawei Mr. Wu, aged 52, has obtained a Master of Business Administration degree from the Central Europe International Business School and is a senior engineer. He is Deputy Chief Engineer of China Huaneng Group and President of China Huaneng Group East China Branch Company. He joined the Company in 1988 and has served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy Manager of Shanghai branch of the Company, and the General Manager of Huaneng Shanghai Shidongkou Second Power Plant.

      Shan Qunying Mr. Shan, aged 52, graduated from Beijing Steel Institute specializing in automation and is a senior engineer. He is the Vice President of Hebei Provincial Construction Investment Company. He had been the Division Chief of Hebei Provincial Construction Investment Company.

      Yang Shengming Mr. Yang, aged 62, graduated from Beijing Light Industries Institute and is a senior economist. He is the Vice President of Fujian International Trust and Investment Company Limited, Executive Director of Hong Kong Minxin Group Limited Company, Director of Yongcheng Property Insurance Joint Stock Company and Executive Director of Xiamen International Bank.

      Xu Zujian Mr. Xu, aged 51, graduated from Liaoning Finance Institute majoring in infrastructure finance and is a senior economist. He is Director and Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu International Trust and Investment Company Limited, President of Jiangsu Province Investment Management Co. Ltd..

      Liu Shuyuan Mr. Liu, aged 55, is a senior economist and a postgraduate specializing in economic management. He is the Director and is President of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Vice President of Liaoning Provincial Trust and Investment Corporation, of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation) and Director and President of Liaoning Chuangye (Group) Limited Liability Company (Liaoning Energy Corporation).

      Qian Zhongwei Mr. Qian, aged 67, graduated from the electrical engineering department of Qinghua University and is a senior engineer. He has been the Deputy Chief Engineer, Chief Engineer and Deputy Director of the Eastern China Power Industry Management Bureau, Director of Shanghai Electricity Bureau, Director of Eastern China Power Administration Bureau, and President of Eastern China Power Group Company.

      Xia Donglin Mr. Xia, aged 44, graduated from the Finance and Administration Science Research Institute of Ministry of Finance, specialising in accounting and was awarded a Ph.D. degree of Economics. He is a certified public accountant (non practising member). He is a professor and Ph.D. tutor of the Economic and Management School of Qinghua University. He is also the Advisory Specialist of the Accounting Standard Committee of the PRC Ministry of Finance, General Secretary of China Accounting Society, and Independent Director of Zhejiang Zhongda companies and other companies. He was the head of Accounting Department of Economic and Management School of Qinghua University.

      Liu Jipeng Mr. Liu, aged 49, graduated from the Industrial Economic Department of the Graduate School of China Academy of Social Science with a master's degree in economics. He is titled as professor and is a certified public accountant. He is the chairman of Beijing Standard Consulting Company, professor of Capital Economic and Trade University. He is also a professor of the Graduate School of China Academy of Social Science, mentor of graduate students of the Centre for Financial Studies of the Ministry of Finance, senior consultant of China Power Enterprises Union, China Securities Market Research and Design Centre and consultant of State Power Corporation.

      Wu Yusheng Mr. Wu, aged 49, graduated from Postgraduate School of China Electric Power Research Institute specializing in electric power system and auto-control with a master degree. Mr. Wu is a senior engineer. He is Deputy Chief Engineer of State Power Grid Corporation and President of China Electric Power Research Institute. Mr. Wu served as Deputy Director and senior engineer of Power Grid Department of China Electric Power Research Institute and Deputy Chief Engineer and Deputy Director of China Electric Power Research Institute.

      Yu Ning Mr. Yu, aged 51, graduated from Peking University specializing in economic law with a master degree. He is the Deputy President of All China Lawyers Association, part-time Professor at Peking University, mentor of master postgraduates at Qinghua University Law School, practicing lawyer at Beijing Times Law Firm (currently under the name "Beijing Times Huadi Law Firm"). Mr. Yu served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission.

3.    Biographies of candidates of Supervisors:-

      Ye Daji Mr. Ye, aged 60, graduated from Department of Mechanical Engineering Shanghai Jiao Tong University and is a senior engineer. He is Chief Engineer of China Huaneng Group. After joining in the Company, Mr. Ye served as Deputy Manager of Shanghai branch company of Huaneng International Inc., President of Huaneng Shanghai Shidongkou Second Power Plant. Since December 1995, Mr. Ye served as Vice President and President of the Company, Vice President of HIPDC and Director of China Huaneng Group. Before joining the Company, Mr. Ye served as Deputy Chief Engineer of Shanghai Shidongkou Power Plant.

      Shen Weibing Mr. Shen, aged 38, graduated from Material Management Department of Beijing Material Institute with a bachelar of science degree. He is a senior economist. In 2003, he studied at Nanjing University and received a master degree in business administration. He is Deputy Chief Officer of Nantong Investment Management Center. He served as Vice President and President of Nantong Municipal Oil Company, Vice President and Legal Representative of Nantong Municipal Construction Investment Company, and Deputy Chief Officer and Chief Officer of Nantong Investment Management Center.

      Shen Zongmin Mr. Shen, aged 51, has a MBA degree. He is Manager of Shantou Electric Power Development Corporation. He was President of Shantou Light Industry Mechanical Group, Deputy Manager, and Manager of Shantou Power Development Corporation and Chairman of Shantou Power Development Joint Stock Company.

      Yu Ying Ms. Yu, aged 50, graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. Ms. Yu is a senior economist. She is President of Dalian Municipal Investment Corporation. Ms. Yu served as Director of Social Affair Department of Dalian Municipal Planning Commission and Director of Fixed Assets Investment Department of Dalian Municipal Development and Planning Commission.

4.    Amendments to the Articles of Association

      1. That the last paragraph of the existing Article 15 of the Articles of
         Association:

            "Following issuance of new overseas listed foreign shares, distribution of dividends and issuance of new shares by conversion of the additional paid-in capital and the surplus reserve fund as stipulated in Article 16, share capital structure of the Company has changed to: 12,055,383,440 common shares including 500,000,000 listed domestic shares representing 4.15% of the total share capital of the Company, 8,500,000,000 other domestic shares representing 70.51% of the total share capital of the Company and 3,055,383,440 overseas listed foreign shares representing 25.34% of the total share capital of the Company;"

            be amended as follows:

            "The current share capital structure of the Company is:
             12,055,383,440 common shares, including:

            (1) 5,197,680,000 shares held by Huaneng International Power Development Corporation, representing 43.12% of the total share capital;

            (2) 904,500,000 shares held by Heibei Provincial Construction Investment Company, representing 7.50% of the total share capital;

            (3) 624,750,000 shares held by Jiangsu Province International Trust & Investment Company, representing 5.18% of the total share capital;

            (4) 561,700,000 shares held by Fujian International Trust & Investment Company, representing 4.66% of the total share capital;

            (5) 459,370,000 shares held by Liaoning Energy Investment (Group) Limited Liability Company, representing 3.81% of the total share capital;

            (6) 452,250,000 shares held by Dalian Municipal Construction Investment Company, representing 3.75% of the total share capital;

            (7) 135,750,000 shares held by Nantong Investment Management Centre, representing 1.13% of the total share capital;

            (8) 108,000,000 shares held by Minxin Group, representing 0.90% of the total share capital;

            (9) 38,000,000 shares held by Shantou Power Development Joint Stock Company Limited, representing 0.32% of the total share capital;

            (10) 13,000,000 shares held by Dandong Energy Investment Development Centre, representing 0.11% of the total share capital;

            (11) 5,000,000 shares held by Shantou Electric Power Development Company, representing 0.04% of the total share capital;

            (12) 500,000,000 listed domestic shares representing 4.15% of the total share capital;

            (13) 3,055,383,440 overseas listed foreign shares representing 25.34% of the total share capital.

            Should there be any discrepancy between the share capital structure as stipulated above and the record in shareholders registry as specified in Section 6 of the Articles of Association, the shareholders registry shall prevail."

      2.    That Article 101 of the existing Articles of Association:

            "The board of supervisors constitutes of 5 shareholder representatives and 1 employee representative. Shareholder representatives shall be elected and removed by general meeting and employee representative shall be elected and removed by employees of the Company;"

            be amended as follows:

            "The board of supervisors constitutes of 4 shareholder representatives and 2 employee representatives. Shareholder representatives shall be elected and removed by general meeting and employee representatives shall be elected and removed by employees of the Company."

5.    Eligibility for attending the Annual General Meeting

      Holders of the Company's H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company's Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 11th April, 2005 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

6.    Proxy

      (i) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

7.    Registration procedures for attending the Annual General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 20th April, 2005.

      (iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

8. Closure of H Share Register of MembersThe H share register of members of the Company will be closed from 11th April, 2005 to 10th May, 2005 (both days inclusive).

      Due to Hong Kong public holidays the last trading day before the closure of H Share Register is 8th April, 2005.

9.    Other Businesses

      (i) The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the Share Registrar for H Shares of the Company, Hong Kong Registrar Limited, is at:

            46/F., Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing,
            Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone No.: (+86)-10-66491999

            Facsimile No.: (+86)-10-66491888


As at the date hereof this announcement, the Board comprises:

Li Xiaopeng (Non-executive director)                     Gao Zongze (Independent non-executive director)
Wang Xiaosong (Non-executive director)                   Zheng Jianchao (Independent non-executive director)
Huang Yongda (Executive director)                        Qian Zhongwei (Independent non-executive director)
Ye Daji (Non-executive director)                         Xia Donglin (Independent non-executive director)
Huang Jinkai (Non-executive director)                    Liu Jipeng (Independent non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)